EXHIBIT 99.2
                                                                    ------------

[GRAPHIC OMITTED]                                 Suite 950, 250 - 6th Avenue SW
[PURCELL ENERGY LOGO]                                        Calgary, AB T2P 3H7
                                                             Tel: (403) 269-5803
                                                             Fax: (403) 264-1336
                                                           www.purcellenergy.com

--------------------------------------------------------------------------------
27 November 2003                                                 Symbol: PEL-TSX

             PURCELL ENERGY EARNS $3.6 MILLION IN FIRST NINE MONTHS
                      AND CONTINUES TO INCREASE PRODUCTION

Calgary, Alberta -- Purcell Energy Ltd. reported earnings of $3.6 million in the first nine months of 2003 with cash flow of $4.5 million for the third quarter alone, up 45 percent over the same period in 2002. Purcell's average production for the quarter was 4,088 boe/d, representing an eight-percent increase from second-quarter 2003 levels and a 22-percent increase from first-quarter 2003 levels.

The company's third-quarter results included 27 days of combined operations of Purcell and BelAir Energy Corporation. Combined with higher production from Purcell's original properties, the acquisition enabled the company to reach record production levels in September. The company plans to drill as many as 25 wells in the November 2003 to April 2004 winter drilling season.

HIGHLIGHTS OF Q3
                                      ----------------------------------------------------------------------------
                                       Three months to Sept. 30     %        Nine months to Sept. 30      %
($000s, except where indicated)               2003         2002   Change            2003        2002   Change
------------------------------------------------------------------------------------------------------------------
FINANCIAL
Petroleum and natural gas sales             11,178        6,121     83            34,613      20,768     67
Revenues, net                                9,025        6,095     48            26,420      19,212     38
Production expenses                          2,753        1,980     39             7,024       5,527     27
    Per unit ($/boe)                          7.32         5.76     27              6.89        4.92     40
G&A expenses                                   823          520     58             2,119       1,790     18
    Per unit ($/boe)                          2.19         1.51     45              2.08        1.59     31
Cash flow                                    4,538        3,132     45            14,874      10,716     39
   Per share - basic ($)                     0.135        0.120     13             0.500       0.403     24
   Per share - diluted ($)                   0.135        0.118     14             0.498       0.395     26
Depletion and site restoration               4,027        3,130     29            10,616       9,448     12
    Per unit ($/boe)                         10.71         9.11     18             10.41        8.41     24
Interest expense                               753          350    115             1,942         870     123
Net income                                     605          621    (3)             3,561       1,264     182
   Per share - basic ($)                     0.018        0.024    (25)            0.120       0.047     153
   Per share - diluted ($)                   0.018        0.023    (22)            0.119       0.046     159
Capital expenditures, net                    5,252        8,651    (39)           23,874      29,101    (18)
Property, plant and equipment              184,730       98,121     88           184,730      98,121     88
Working capital deficiency                                                        56,179      42,245     33
Shareholders' equity                                                              96,192      41,492     132
Common shares outstanding
   Weighted average - basic                 33,547       26,197     28            29,763      26,569     12
   Weighted average - diluted               33,619       26,606     26            29,836      27,087     10

OPERATIONS
Production
   Gas (mmcf/d)                              19.97        17.11     17             17.95       20.32    (12)
   Crude oil and liquids (bbls/d)              760          883    (14)              745         728      2
   Equivalent (boe/d)                        4,088        3,735     9              3,737       4,116     (9)
Commodity prices  (wellhead) (1)
   Natural gas ($/mcf)                        4.58         2.49     84              4.78        2.74     75
   Oil and liquids ($/bbl)                   38.28        37.36     2              38.96       34.16     14
   Equivalent ($/boe)                        29.47        20.24     46             30.74       19.60     57
Netback ($/boe)
   Operating                                 16.68        11.97     39             19.01       12.18     56
   Cash flow                                 12.07         9.12     32             14.58        9.54     53
------------------------------------------------------------------------------------------------------------------

(1) Commodity prices at the wellhead include hedges, and transportation costs are deducted.

The third quarter of 2003 marked the second consecutive quarter of increasing quarter-over-quarter daily production. Purcell has turned a corner and is in growth mode. On a year-over-year basis, production was nine percent higher than third quarter 2002 levels of 3,735 boe/d. Purcell's rising production levels during the second and third quarter of 2003 are attributable to production from new wells drilled in 2003 on various Purcell properties as well as the addition of BelAir's producing properties for the final 27 days of the third quarter.

BELAIR ACQUISITION
Purcell closed the acquisition of BelAir on September 4, 2003. The acquisition was effected through a plan of arrangement. The total amount paid by Purcell for BelAir, before income taxes, was approximately $62.8 million, including $23.9 million of assumed net debt. In addition to approximately 4.5 million and 5.7 million barrels of oil equivalent of proved and established reserves, respectively, Purcell acquired 110,000 net acres of undeveloped land and $52 million of tax pools.

Completion of the BelAir acquisition launches a new phase of growth for Purcell, establishing a broader reserve and production base to fund an extensive exploration and development program and providing several lower-risk drilling opportunities to balance the company's high-risk, high-reward exploration drilling. The BelAir properties will also help to spread future drilling activity throughout the year. Prior to acquiring BelAir, Purcell's drilling was concentrated in the winter months. In addition, a majority of the BelAir properties are operated, which will give Purcell more control over the timing of its drilling.

$20 MILLION FINANCING
Simultaneously with the acquisition of BelAir, Purcell completed a private placement financing for gross proceeds of $20,041,000 used to reduce debt and expand the company's capital expenditure program. As a result of the financing in combination with the acquisition of BelAir, Purcell now has debt that is around 2.1 times forecast fourth-quarter 2003 annualized cash flow and approximately 1.7 times forecast 2004 cash flow.

UPDATE ON DRILLING AND OPERATIONS
Purcell plans to drill approximately 50 wells over the next 12-month period. These wells offer a range of prospects from high risk, high reward to low risk, modest reward.

FORT LIARD, NWT
The Fort Liard 2K-29 development well (24-percent interest) drilled in the first quarter of this year continues to produce at a constrained rate of 25 mmcf/d of raw gas. In response to the success of this well, the operator has confirmed that it will drill two development wells on the property in the first half of 2004. Drilling of 3K-29 will start in January and 2M-25 will follow in May 2004. Both wells will be directionally drilled, one from each of the existing K-29 and M-25 well sites, and will be tied-in to existing facilities. Purcell will have a 24-percent interest in each of the wells, which are expected to cost about $10 million each to drill and tie in. A further $8 to $10 million will be spent on facilities expansion with Purcell's share also 24 percent. At current natural gas prices, recovery of all of these costs is expected after less than eight months of added production.

In August, the workover and recompletion of the M-25 well at Fort Liard was successful, allowing gas production to resume after a temporary shut-in through the first part of the third quarter. The recompletion involved accessing the upper fractures in the producing natural gas zone. Raw gas production from this well recovered to 15 mmcf/d but has since been constrained to 10 mmcf/d. The operator is considering sidetracking the M-25 well early next year to avoid the main fracture where influx of water has occurred. The sidetracking program has the potential to add significant gas production by mid-2004.

During the fourth quarter, gross raw gas production from the four existing wells at Fort Liard is estimated to average approximately 75 mmcf/d, with Purcell's net share equaling about 14 mmcf/d of sales gas. Although Purcell's Fort Liard gas production is now 22 percent above the first quarter of 2003, this is only 40 percent of current total company production.

TENAKA, BRITISH COLUMBIA
Purcell's Tenaka property is attracting considerable attention this winter. Purcell has varying interests at Tenaka in 52,000 gross acres of natural gas prone land adjacent to the Adsett gas field, which is reported to have more than 130 bcf of gas reserves. Two discoveries were made last winter immediately adjacent to Purcell's Tenaka property that are now producing four to six mmcf/d each.

A second farmout and joint venture agreement has been negotiated with Anadarko Canada Corporation covering a total of 48 gas spacing units (33,000 gross acres) at Tenaka. Details of this agreement were contained in Purcell's November 24, 2003 press release.

Purcell and Anadarko have acquired certain lands jointly and pooled other lands for the joint venture. The joint venture lands are southwest of Anadarko's Adsett Slave Point gas pools where current gross gas production totals more than 50 million cubic feet per day. This joint venture follows an earlier joint venture formed last year on a block of land directly north of the new joint venture. Pursuant to the new joint venture, a 162 square kilometre 3D seismic program will be conducted this winter. After earning and payout of costs, Purcell will retain an average 36 percent working interest in the joint venture lands. Under the agreement, gas produced from the joint venture lands will be processed through Anadarko's existing Adsett infrastructure.

For this winter, Purcell and Anadarko have committed to drill three Slave Point prospects identified on a 120 square kilometre 3D seismic program shot in early 2003 over the first joint venture lands that lie immediately north of the new joint venture. The three wells will be drilled simultaneously in the first quarter of 2004. Tie-in of successful wells is planned for the second quarter of 2004. The first joint venture covers 23 gas spacing units (16,000 gross acres). Several other prospects have been identified on the joint lands. Purcell will participate at a 25-percent interest in the first well and retain a 37.4-percent interest after payout of costs. Purcell's participation in the second and third wells will be at 37.4 and 28-percent working interests, respectively.

UMBACH, BRITISH COLUMBIA
At Umbach, Purcell drilled a potentially high-impact well during the third quarter, which was unsuccessful. Purcell and its partners are currently reviewing the drilling results and their 130 km2 of 3D seismic covering the area to determine if there is potential to sidetrack the well. Several untested structures exist on Purcell's acreage, where the company has interests from 29 to 35 percent in 13 key sections of land. Both wells drilled on the project have identified shallower gas potential. The company plans to move forward on this gas development in 2004.

LOCHEND, ALBERTA
In early November Purcell began drilling a deep gas prospect at Lochend where the company is paying 40 percent for drilling of the first well to earn a 50 percent working interest. The well is targeting a 3D-seismically defined Elkton gas anomaly. Purcell owns an eight-section land block on this prospect located 40 kilometres northwest of Calgary.

DORIS, ALBERTA
Purcell has net production of approximately 400 boe/d at Doris where the company is working to lower processing costs and conduct further low-risk development. The property continues to have exploitation potential, as well as exploration prospects. The company has reprocessed its 2D seismic data and identified numerous gas prospects in the Roche area of the North Doris lands. Purcell plans to drill up to six exploratory wells following up on a previous BelAir discovery on the Roche block. The wells will be drilled in the first quarter of 2004 at a one-third interest for Purcell.

WEST PEMBINA, ALBERTA
The company is active in the Pembina area where it has recently tied in a dual-zone gas discovery (50-percent working interest). Two other successful exploratory wells are currently being completed. Several additional prospects will be tested in the next six months, all at a 50-percent interest. The West Pembina area has the potential to develop into a core area for Purcell.

RAINBOW, ALBERTA
At Rainbow, Purcell's net production increased to 290 boe/d for the third quarter compared to 220 boe/d in the previous quarter. The company has net production capability of 500 to 600 boe/d in this area. Operating problems at a third-party gas processing facility have caused significant interruptions. Purcell continues to work with the operator of the plant to improve the performance of the facility.

SOUTHEAST SASKATCHEWAN
During the fourth quarter of 2003, Purcell is drilling development wells at Weyburn, Griffin and Minton in southeast Saskatchewan. Purcell has in-depth knowledge of the area with many years of experience with these properties. The region produced 427 boe/d net to Purcell during the third quarter.

OTHER PROJECTS
In the fourth quarter, Purcell is drilling exploratory gas prospects at Obed and Blueberry in northwest Alberta.

DRILLING ACTIVITY
Drilling results for the third quarter included two successful wells at an average 50-percent working interest. One dry hole was drilled at a 29-percent working interest. Purcell's drilling success rate was 67 percent for the third quarter and 70 percent for the first nine months of 2003. Drilling activity was limited in the third quarter as the company's focus was on completing the BelAir acquisition. Purcell anticipates a busy winter drilling season with up to 25 wells planned.

OUTLOOK
Purcell has never been better positioned for growth through the drill bit as a result of the success of recent well tests and the planned extensive drilling program. With the recently added production from the BelAir properties, the combined asset base of the company has already moved Purcell into a new league. Purcell's cash flow and extensive prospects will allow it to pursue its exceptional exploration program.

Purcell expects record production levels for the fourth quarter of 2003, averaging approximately 5,700 boe/d (weighted 80 percent to natural gas). This is down slightly from previous forecasts for average fourth quarter production of 6,000 boe/d. Purcell's production capability presently exceeds 6,000 boe/d. The revision in the forecast is a result of timing issues with new production coming on later than originally expected at Pembina, as well as lower production from the M-25 well at Fort Laird, constrained Rainbow production as a result of the third party facility constraints, and a number of temporary production interruptions on two BelAir properties. These factors were partially offset by higher than expected production on other Purcell properties. Purcell is targeting to reach a production rate of 7,000 boe/d during the second quarter of 2004. Based on production estimates, fourth quarter cash flow is expected to range from $7.5 million to $8 million, or $0.16 to $0.17 per share. Total net debt at the end of 2003 is forecast to be about $63 million, including the $5 million subordinated debenture, which is about 1.7 times forecast 2004 cash flow.

Capital expenditures in the last quarter of 2003 are forecast at $7.5 million, including drilling up to six exploratory wells and five development wells at an average working interest of about 50 percent. As this drilling activity continues to accelerate into 2004, the company's production and cash flow is expected to continue growing in the coming quarters.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO PURCELL. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORECASTS. THESE RISKS AND UNCERTAINTIES INCLUDE COMMODITY PRICES, WELL PRODUCTION RATES, DRILLING SUCCESS, TIMING, AND THE SUCCESSFUL IMPLEMENTATION OF THE COMPANY'S BUSINESS STRATEGY.

For further information, contact:
Jan M. Alston
President and CEO
Purcell Energy Ltd.
(403) 269-5803
info@purcellenergy.com
www.purcellenergy.com